Exhibit 99.1

MY Announces Appointment of New Members to the Board

ZHONGSHAN, China, Nov. 11, 2013 /PRNewswire/ — China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), announced the appointment of Mr. Leo Austin and Mr. Cole Capener to its board of directors. The board of directors has determined that each of Mr. Austin and Mr. Capener is an independent director. They will replace Ted Lee and Biting Chen who have served on the board of directors for three years. The appointments are effective immediately.

Mr. Leo Austin is a partner with Augus Partners, a Beijing-based corporate advisory firm. Prior to joining Augus Partners, Leo was a principal with Incubasia Inc, a venture capital firm based in Hong Kong. Leo started his China career as senior product manager with Bass Brewers in Beijing and Jilin. Prior to coming to China, he was an associate consultant with LEK Consulting in London. Leo has a master’s degree in Modern History and Economics from Oxford University.

Mr. Cole R Capener has been a member of the board of directors and audit committee of BMW-Brilliance Automotive Co. Ltd, BMW’s joint venture automobile manufacturing company in China, since its inception in 2003. Mr. Capener obtained his Juris Doctorate, with honors, from the George Washington University National Law Center, and his bachelor of arts degree in political science (magnacum laude/phi beta kappa) from the University of Utah. From 1986-2001, initially as an associate and then as a partner with the international law firm of Baker & McKenzie, Mr. Capener advised on numerous cross border merger & acquisitions and foreign direct investment transactions in China. Over the last eight years, Mr. Capener has taught Chinese graduate students at Fudan University in Shanghai and Tsinghua University in Beijing.

“We would like to thank Mr. Lee and Mr. Chen for their valuable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “On behalf of the board of directors, I would like to take this opportunity to express our sincere gratitude to Mr. Lee and Mr. Chen and wish them the best in their future pursuits and endeavors.”

“We would also like to welcome Mr. Austin and Mr. Capener to Ming Yang’s board of directors. We believe that the wealth of experience will help strengthen the board of directors by providing valuable insight and guidance.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited